UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD from                      to

Commission file number 1-3560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. GLATFELTER COMPANY

96 SOUTH GEORGE STREET, SUITE 520

YORK, PA 17401

GLATFELTER 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012 AND 2011

GLATFELTER 401(K) SAVINGS PLAN

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Finance Committee and Participants

Glatfelter 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Glatfelter 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ParenteBeard LLC

York, Pennsylvania

June 21, 2013

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	$73,031,326	$65,335,088
Notes receivable from participants	1,569,845	1,512,052
Receivables:
Employee contributions	288,270	—
Employer contributions	44,722	—

Net Assets Available for Benefits	$74,934,163	$66,847,140

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2012	2011

INVESTMENT INCOME (LOSS) IN INTEREST IN P.H. GLATFELTER 401(K) SAVINGS AND PROFIT SHARING MASTER TRUST	$9,005,455	$(469,235)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	62,896	66,347

CONTRIBUTIONS
Participants	4,816,174	4,748,289
Rollovers	174,625	347,269
Employer	721,078	689,424

	5,711,877	5,784,982

NET TRANSFERS IN	11,553	268,720

BENEFITS PAID TO PARTICIPANTS	(6,698,558)	(4,569,941)

ADMINISTRATIVE EXPENSES	(6,200)	(8,076)

NET INCREASE IN NET ASSETS	8,087,023	1,072,797

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	66,847,140	65,774,343

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$74,934,163	$66,847,140

See notes to financial statements.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible salaried employees of P. H. Glatfelter Company’s Spring Grove Group and its Ohio Group, each as defined in the Plan, (collectively, the “Company”) who have completed 60 days service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - An employee is eligible to become a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.

Contributions - Each participant may contribute, through payroll deductions, up to 50% of their compensation as defined in the Plan. The Company will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll reduction contributions.

Participants will continue to be able to contribute to the Plan a portion of or all of any profit sharing allocations, subject to Internal Revenue Service’s (IRS) mandated maximum contributions, in addition to any payroll deduction savings and Company matching contributions described above. Contributions are subject to certain limitations.

Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund. Participants may change their investments at any time.

Participant Accounts and Vesting - Payroll reduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. With the exception of Ohio-based employees, Company matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100

With respect to the Ohio Group employees, matching contributions are fully vested upon receipt by the Plan.

Investment income and market appreciation or depreciation are allocated daily to the participants in the ratio that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding day. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN - CONTINUED

Benefits - Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, in the absence of specific participant direction, the balance shall be distributed in a direct rollover to an IRA account of the plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may remain in the Plan until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

Participants may withdraw amounts from certain accounts for an immediate and heavy hardship that cannot be reasonably met from other resources.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can the total amount borrowed exceed 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates based on the prime rate plus 100 basis points at the time the borrowing is approved. As of December 31, 2012, interest rates ranged from 4.25% to 9.25%. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2012 and 2011, loans outstanding totaled $1,569,845 and $1,512,052, respectively.

Administrative Costs - Administrative costs of the Plan are absorbed by the Company, with certain exceptions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments - The Plan’s investments held in the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/ depreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Payment of Benefits - Benefit payments to participants are recorded when paid.

Investment Fees - Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.

New Accounting Pronouncement - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).” (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management doesn’t believe there will be any impact of adopting ASU 2011-04.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3	Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models discounted cash flows, and similar techniques

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS - CONTINUED

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Plan’s interest in Master Trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. The unitized stock fund in the Master Trust is valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices on a recognized securities exchange at the last reported price of the last business day of each year of the underlying assets of the unitized fund, which include common stock of the Company and a money market fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - MASTER TRUST INFORMATION

Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company, the trustee (“Trustee”).

At December 31, 2012 and 2011, the Plan’s undivided interest in the net assets of the Master Trust was approximately 54% and 56%, respectively.

The following table presents the net assets of the Master Trust as of December 31, 2012 and 2011. Investments that represent 5 percent or more of the Master Trust’s net assets are separately identified.

	December 31,
	2012	2011
Mutual funds
NB Guardian Institutional Fund	$17,865,829	$17,210,617
Fidelity Contrafund K	23,788,059	21,513,998
Fidelity Freedom K 2020 Fund	9,961,006	7,669,353
Fidelity Intermediate Bond Fund	10,699,379	8,784,709
Janus Triton I	6,769,189	—
Baron Asset Fund	—	6,181,791
Other	39,271,449	32,583,562
Money Market Fund
Fidelity Retirement Money Market Fund	11,003,905	11,266,789
Unitized Stock Fund
P. H. Glatfelter Stock Fund	14,746,390	12,204,126

Total net assets	$134,105,206	$117,414,945

Plan interest in Master Trust	$73,031,326	$65,335,088

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - MASTER TRUST INFORMATION - CONTINUED

Investment income for the Master Trust for the years ended December 31, 2012 and 2011 were as follows:

	December 31,
	2012	2011
Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$2,952,465	$1,599,544
Mutual Funds	9,711,127	(5,045,585)

Total	12,663,592	(3,446,041)
Interest and dividends:
P. H. Glatfelter Company Stock Fund	298,916	300,416
Mutual Funds	2,984,871	2,064,613

Total	3,283,787	2,365,029

Total Investment (Loss) Income	$15,947,379	$(1,081,012)

The following are the changes in net assets for the Master Trust for the year ended December 31, 2012 and 2011.

	December 31,
	2012	2011
Net appreciation (depreciation) in fair value of investments	$12,663,592	$(3,446,041)
Interest and dividends	3,283,787	2,365,029

Net investment income	15,947,379	(1,081,012)
Net transfers	764,472	2,523,146
Administrative expenses	(21,590)	(20,811)

Increase in net assets	16,690,261	1,421,323
Net assets:
Beginning of year	117,414,945	115,993,622

End of year	$134,105,206	$117,414,945

The following tables sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31:

	2012
		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s interest in Master Trust:
Mutual funds:
Growth funds	$56,253,314	$56,253,314	$—	$—
Growth and income funds	9,081,662	9,081,662	—	—
Income funds	13,359,865	13,359,865	—	—
Target funds	24,240,505	24,240,505	—	—
Foreign large blend funds	5,419,565	5,419,565	—	—
Money market fund	11,003,905	11,003,905	—	—
Unitized stock fund	14,746,390	14,746,390	—	—

	$134,105,206	$134,105,206	$—	$—

	2011
		Fair Value Measurement Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s interest in Master Trust:
Mutual funds:
Growth funds	$51,878,642	$51,878,642	$—	$—
International growth funds	5,064,277	5,064,277	—	—
Growth and income funds	7,562,556	7,562,556	—	—
Income funds	10,194,880	10,194,880	—	—
Target funds	19,163,425	19,163,425	—	—
Foreign large blend funds	98,250	98,250	—	—
Money market fund	11,266,789	11,266,789	—	—
Unitized stock fund	12,204,126	12,204,126	—	—

	$117,414,945	$117,414,945	$—	$—

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Trustee will be directed to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

NOTE 6 - TAX STATUS

The Plan obtained its latest determination letter on July 11, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by Fidelity Management Trust Company, the trustee as defined by the Plan. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, all employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund.

For the years ended December 31, 2012 and 2011, recordkeeper and investment management fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.

As of December 31, 2012, the Plan’s interest in the Master Trust accounted for 639,259 units of the P. H. Glatfelter common stock fund at a per-unit price of $14.47. As of December 31, 2011, the Plan’s interest in the Master Trust accounted for 657,459 units of the P. H. Glatfelter common stock fund at a per-unit price of $11.51. Units held as of December 31, 2012 and 2011 were equivalent to 520,547 and 513,395 shares of P. H. Glatfelter common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2012 and 2011, P. H. Glatfelter common stock had a market value of $9,099,155 and $7,219,138, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

GLATFELTER 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RELATED PARTY TRANSACTIONS - CONTINUED

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

NOTE 8 - TRANSFERS

During the Plan years ended December 31, 2012 and 2011, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a net increase of $11,553 and $268,720 is included in the accompanying Statements of Changes in Net Assets Available for Benefits for the Plan years ended December 31, 2012 and 2011, respectively.

NOTE 9 - RISKS AND UNCERTAINTIES

The Master Trust invests in various securities including mutual funds and company common stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amount reported in the statement of net assets available for Plan benefits.

GLATFELTER 401(K) SAVINGS PLAN

Employer Identification Number: 23-0628360

Plan Number: 017

Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Participant Loans	4.25% - 9.25%	—	$1,569,845

	Total Investments			$1,569,845

   * Party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN

June 21, 2013	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm